March 17, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (315)475-4421

David P. Kershaw
Treasurer and Chief Financial Officer
Alliance Financial Corporation
MONY Tower II, 18th Floor
1120 Madison Street
Syracuse, New York 13202


Re:	Alliance Financial Corporation
	Form 10-K filed March 3, 2005
	File No. 0-15366



Dear Mr. Kershaw:


	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Form 10-K for the year ended December 31, 2004


Report of Independent Registered Public Accounting Firm - page 54

1. Please file an amendment to the Form 10-K to include the following information regarding your independent accountants:

* Include in the signature section of the independent accountants` report the name of the accounting firm that performed the financial audit and the attestation report on management`s assessment of internal controls over financial reporting. Refer to Rules 2-
02(a)
and 2-02(f) of Regulation S-X.

* The consent of the independent accountants, filed as Exhibit 23, should also be signed by the independent accountants.

*	*	*

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.







        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
942-1924 or me at (202) 942-1783 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
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Alliance Financial Corporation
David P. Kershaw
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